Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Optimization of Regulations in Real Estate
Sector in Zhengzhou where the Company’s Investment Focuses on

Beijing, September 15, 2023 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, announces that the optimization of regulations in real estate sector has been put into effect in Zhengzhou and other major cities where the Company focuses on property investment.

On September 12, 2023, the Housing Indemnification and Real Estate Administrative Bureau of Zhengzhou, along with four other administrative authorities, jointly issued a notice titled “Further Support for Reasonable Housing Demand” (the “Notice”). The Notice comprehensively cancelled housing property purchase and sales restrictions in Zhengzhou, effective from the date of the issuance of the Notice.

The Notice removed the existing restrictive purchase and sale policies, including the cancellation of housing purchase restrictions within the second ring of Zhengzhou and the holding period condition when selling properties. This moveaims to support the housing demands of local residents, both for first-time and non first-time homebuyers. Additionally, the Notice lowers the minimum down payment requirements for home mortgage loans. The new minimum down payment requirements will apply to both new developments and resale properties. The minimum down payment for the first-time purchasers is uniformly adjusted to not less than 20% of the total purchasing price, while for the non first-time purchasers, it is uniformly adjusted to not less than 30%.

Since late August, various cities including Beijing, Shanghai, Guangzhou, Shenzhen, Zhengzhou, where the Company’s significant property investment focuses, as well as Dalian, Jinan, Qingdao, and other major cities, have reduced the home mortgage loan interest rates for housing and loosened the purchase and sales restrictions at different levels. These ongoing policies are continuing to stimulate the real estate market.

As of December 31, 2022, the total gross floor area of the Company’s properties under construction and planning in Zhengzhou is approximately 2.91 million square meters, accounting for 55% of the Company’s total gross floor area of properties under construction and planning in China.

The Company will continue to monitor government policy releases at all levels and make timely adjustments to its sales strategy to fully leverage the positive impact on the real estate market.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2022. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Sichao Zhang

Investor Relations

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com